1701 Pennsylvania Avenue, N.W. Suite 200 Washington, D.C. 20006 Direct: 844-285-4263 ext. 758 Cell: (301) 910-2030 estern@culhanemeadows.com Ernest M. Stern Partner

November 23, 2021

Via EDGAR

Daniel Crawford

Suzanne Hayes

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20548

Re:	Good Vibrations Shoes, Inc.
Amendment No. 1 to Form 10
Filed September 28, 2021
File No. 000-29780

Dear Mr. Crawford and Ms. Hayes:

Please be advised that Good Vibrations Shoes, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement was originally filed on September 27, 2021.

The Company is in the process of revising its registration statement and accompanying financial statements to adequately address certain comments received by the Company from the SEC. Accordingly, the Company respectfully requests that the SEC consent to the withdrawal of the Company’s registration statement on Form 10 as soon as practibalbe. The Company also respectfully requests that all filing fees submitted to the SEC in connection with the filing of the Registration Statement be applied to any future filing of the Company on Form 10.

Please contact this office with any additional questions in this regard.

Very truly yours.

CULHANE MEADOWS PLLC

/s/ Ernest M. Stern

Ernest M. Stern, Partner